Exhibit 10.1

June 1, 2018

Peter Carlson

Dear Pete,

This letter sets forth the agreement between you, Peter Carlson (“you” or “Executive”) and Brighthouse Services, LLC (“Brighthouse” or “Company”) regarding your retirement from the Company in light of Brighthouse Financial, Inc.’s successful separation from MetLife, Inc. (“Agreement”). As set forth the below, you and Brighthouse agree:

1.    Effective June 4, 2018, you agree to step down from your position as Chief Operating Officer of Brighthouse. Effective June 5, 2018 and continuing through December 31, 2018, you agree to remain employed by Brighthouse in the role of “Special Advisor to Eric Steigerwalt, President and Chief Executive Officer of Brighthouse Financial, Inc.” and reporting directly to Eric Steigerwalt. You agree that in your role of Special Advisor, you will assist in the transition of your duties and provide advice or assistance as requested by Mr. Steigerwalt. You agree to devote 50% or more of the hours you worked before accepting the Special Advisor role to transition consultations, including but not limited to, mentoring and consulting with the Brighthouse Tax Director on tax accounting matters. Your employment with Brighthouse will terminate on the earlier of (a) your voluntary resignation of the Special Advisor role; (b) your breach of this Agreement; or (c) December 31, 2018 (December 31, 2018 is referred to hereinafter as the “Separation Date”). This Separation Date will be utilized in interpreting any and all benefit and compensation plans of Brighthouse and will be the separation date provided to MetLife for purposes of triggering any deferred compensation due from MetLife to Executive upon his termination from Brighthouse.

2.    Brighthouse and Executive agree to address the compensation issues raised by Executive’s transition and retirement as indicated below.

a.	Special Advisor to the CEO Period. During the period of your continued employment hereunder, you will continue to receive your current annual base pay of six hundred thousand dollars ($600,000), less deductions, including, but not limited to, all applicable federal, state, and local tax withholding for the payment of wages.

b.

Payment in Lieu of Short Term Incentive Payment. In consideration of Executive agreeing to remain employed through the Separation Date, Brighthouse agrees to pay Executive a payment in the amount of nine hundred thousand dollars ($900,000) in lieu of the annual incentive payment Executive would have been eligible to receive as a 2018 short term incentive award under the Brighthouse Services, LLC Amended and Restated Annual Variable Incentive Plan had Executive remained employed through the date such amount would have been paid in March 2019. Brighthouse agrees to make this payment on or before March 15, 2019. This amount is considered wages and will be taxable as wages and reported on the Form W-2 issued to you for the tax year in which the payment is made. The payment under this Agreement will be excluded from benefit eligible earnings for all Brighthouse compensation and benefits purposes including, but not limited to, any bonus and incentive, pension, retirement and welfare plans and arrangements and paid time off allowances.

c.	Temporary Incentive Deferred Compensation Plan. In accordance with the terms of the Brighthouse Services, LLC Temporary Incentive Deferred Compensation Plan (“Temporary Plan”), you will become vested in all of your benefits under the Temporary Plan which will be paid out in accordance with the payment schedules set forth in such plan.

d.	Additional Payment Upon Separation. Subject to the approval of the Compensation Committee of the Board of Directors of Brighthouse Financial, Inc., following your Separation Date, you will be paid an additional payment upon separation of one million, three hundred thousand dollars ($1,300,000). This payment is intended to compensate you for any and all compensation and benefits amounts that potentially would have been payable had you remained employed through April 23, 2019. Payment of such will be made as soon as reasonably practicable after the execution of and subsequent expiration of the revocation period for the Supplemental Release found in Attachment B. This amount is considered wages and will be taxable as wages and reported on the Form W-2 issued to you for the tax year in which the payment is made. The payment under this Agreement will be excluded from benefit eligible earnings for all Brighthouse compensation and benefits purposes including, but not limited to, any bonus and incentive, pension, retirement and welfare plans and arrangements and paid time off allowances.

e.	The payments in paragraphs (b), (c), and (d) of this Section 2 are contingent upon Executive not resigning his employment prior to December 31, 2018, not breaching this Agreement, and executing and not revoking the Supplemental Release attached as Attachment B.

3.    To the extent that you are a director, trustee, or officer of any Company entity or affiliate, or are a member of any committee, internal board, council or hold other positions of any Company entity or affiliate, you hereby resign from such capacity effective December 31, 2018 or at such earlier time as is requested by the Company and agree to execute any additional, more specific resignation document the Company may request.

4.    Other than as set forth in Section 2 of this Agreement or to the extent you have a vested right to the payment of compensation that, under the terms of the applicable plan, program or policy, is not payable until a later date (including, without limitation, your separation from service), you acknowledge and agree that you are not entitled to any additional compensation or benefits, including, without limitation, any bonus, stocks, grants, severance or separation pay otherwise due under any letter of employment or employment agreement you have with Brighthouse or under any severance policy, and that no representations or promises to the contrary have been made to you.

5.     You further covenant and agree that in consideration for, and as a condition precedent to receiving, the benefits and payments provided for in this Agreement, you shall execute and deliver, and not timely revoke, the release set forth in Attachment A simultaneously with the execution of this Agreement. You also agree to execute the Supplemental Release attached as Exhibit B after your Separation Date.

6.    By executing this Agreement, except to the extent that your right to payment of any vested compensation is deferred to a later date under the terms of any applicable Company executive or employee benefit plan, you acknowledge that the Company has paid you all the salary and wages it owes you to the date of this Agreement (including any overtime compensation or incentive compensation), that you have been provided with any and all leaves of absences (including those under the FMLA or other law) that you have requested and to which you were entitled, and that you have had the opportunity prior to signing this Agreement to raise to the Company any concerns or complaints about these or any other matters regarding your employment with the Company.

7.    You agree that: (i) any claims that were raised or could have been raised in any action as of the date you execute this Agreement; (ii) the facts underlying those claims; and, (iii) all confidential and/or proprietary matters you worked on during your employment with the Company shall not be disclosed to any third parties by you, your agents, attorneys, or representatives, except as provided below:

(a)

Neither this Section 7 nor any other provision of this Agreement prohibit or restrict you or your attorney from providing information or testimony to, otherwise assisting or participating in an investigation or proceeding with or brought by, or filing a charge or complaint: (i) with any government agency, law enforcement organization, legislative body, regulatory organization, or self-regulatory organization (“SRO”), including, but not limited to, the Security and Exchange Commission (“SEC”), Financial Industry Regulatory Authority (“FINRA”), Commodity Futures Trading Commission (“CFTC”), Department of Justice (“DOJ”), Internal Revenue Service (“IRS”), Department of Labor (“DOL”), National Labor Relations Board (“NLRB”), and Equal Employment

Opportunity Commission (“EEOC”), (ii) as required by court order or subpoena, (iii) as may be necessary for the prosecution of claims relating to the performance or enforcement of this Agreement, or (iv) from providing any other disclosure required by law.

However, by executing this Agreement you waive all rights to personally recover any compensation, damages, or other relief in connection with any such investigation, proceeding, charge, or complaint, except that you do not waive any right you may have to receive a monetary award from the SEC as a whistleblower or directly from any other federal, state, or local agency pursuant to a similar program.

(b)	You are not prohibited from providing a prospective employer with information concerning your former job title, salary, job responsibilities, and qualifications.

8.    Except for a disclosure made in accordance with Section 7(a), you agree not to make any negative or disparaging comments about the Company. The Company shall direct Eric Steigerwalt and his Senior Leadership Team not to make any disparaging comments about Carlson.

9.    For 18 months following your Separation Date, Executive agrees that you will not, directly or indirectly contact or solicit business from, in a manner competitive with or adverse to the interests of Brighthouse Financial, Inc., or its subsidiaries or affiliates, any customer or potential customer of Brighthouse Financial, Inc., or its subsidiaries or affiliates with whom you had contact, to whom you provided services, or about whom you received confidential information during the last twelve (12) months of your employment. You also agree not to assist or facilitate any other individual or entity in soliciting business from such customers or potential customers or seek to have any such customer or potential customer reduce, lapse, or terminate any financial products or services obtained from or through Brighthouse Financial, Inc., or its subsidiaries or affiliates, during the same 18-month period. Executive understands and acknowledges that this restriction is tied to particular customers or potential customers as set forth above and is limited in that manner instead of by reference to a broader geographic territory.

10.    For 18 months following your Separation Date, Executive agrees that you will not, directly or indirectly solicit, induce, recruit, or attempt to influence anyone in the current employ of the Company (hereinafter “Employee”) to reduce, lapse or terminate his or her employment with the Company. This restriction is limited to any Employee with whom you worked or about whom you received or had access to confidential information within the last two (2) years.

11.    You also agree to make yourself available, upon reasonable notice and request of the Company, for any depositions, meetings, debriefings and/or testimony and litigation preparation as is deemed needed in the sole discretion of the General Counsel of Brighthouse.

Your travel and/or meals will be reimbursed as permissible under the Company’s Business Travel Policy, but you will not otherwise be compensated for his time. You agree to cooperate with the Company or its counsel to provide information and/or truthful testimony in connection with any matter in which the Company has an interest and as to which you have knowledge of any of the facts, events or circumstances at issue. If requested, you agree to meet with a Company representative and/or the Company’s counsel to truthfully provide all knowledge and information you have pertaining to any such matter.

12.    If you are served with a subpoena, court order, or a request by a government agency, law enforcement organization, legislative body, regulatory organization, or SRO, including, but not limited to, the SEC, FINRA, CFTC, DOJ, IRS, DOL, NLRB, or EEOC, or a comparable state or local agency, organization, or body, calling for the disclosure of this Agreement or any information concerning the Company, you agree to give Brighthouse a copy of such demand for information promptly by mailing it to Brighthouse Financial Law Group located at 11225 North Community House Road, Charlotte, NC 28277, Attn. Employment Law Section, unless prohibited by law or requested in response to your anonymous complaint. You do not need prior authorization of the Company to make such a disclosure.

13.    You acknowledge that on or before the last day of your employment, and no later than December 31, 2018, you will return to the Company all Company property, information, documents, and other materials (including, but not limited to, keys, mobile phones, computer equipment, and identification cards), including all copies or versions, that are in your possession or control (“Company Material”). Company Material does not include documents you received from an authorized representative of the Company regarding your employment with the Company (e.g., summary plan descriptions, performance evaluations, benefit statements), any policy or product purchased from the Company, securities of the Company, materials you provided to a regulatory agency or other entity pursuant to paragraph 7(a), or other materials you are entitled by law to retain. You agree to make a diligent search for all Company Material in your possession or control and that, if you discover or receive any Company Material after signing this Agreement, you will return it to Matthew Dunand, Corporate Counsel, at 11225 North Community House Road, Charlotte, NC 28277 within 48 hours of discovery or receipt.

14.    You will continue to be an insured under the Company’s director and officer liability policy through the end of December, 2018.

15.    You have twenty-one (21) days in which to review this Agreement and fully consider its terms prior to signing it. You are further advised that you should consult with legal counsel prior to signing this Agreement. You further acknowledge:

(a)    You have read and fully understand the significance of all of the terms and conditions of this Agreement.

(b)    You are signing this Agreement voluntarily and of your own free will and agree to abide by all the terms and conditions contained herein.

(c)     You acknowledge and agree that the payments in Section 2 are in addition to any benefits that you would have otherwise received if you did not sign this Agreement.

(d)    You may accept this Agreement by fully executing it and returning it to the Company no later than 5:00 p.m. on the twenty-second (22nd) day after the date you received this Agreement or such later date as you or your counsel and Matthew Dunand have agreed to.

(e)    After this Agreement has been executed by you, you will have seven (7) days to revoke this Agreement, which you may do in writing either by e-mail to matt.dunand@brighthousefinancial.com by 5:00 p.m. on the last day of that 7-day period. This Agreement will become effective on the eighth (8th) day, provided you have not previously revoked it.

(f)    In the event that you do not accept this Agreement as set forth above, or in the event that you revoke this Agreement in accordance with Section 13(e), this Agreement, including, but not limited to, the obligation of the Company to make any payments and/or provide any benefit pursuant to Section 2, shall automatically be null and void.

16.    This Agreement may not be changed except in a writing that specifically references this Agreement and that is signed by you and an officer of Brighthouse. This Agreement constitutes the full understanding between you and Brighthouse, provided, however, that each of: (i) any Agreement to Protect Corporate Property, and (ii) any other agreements containing post-employment obligations that you may have executed remain in full force and effect. You affirm that no other promises, representations, or agreements of any kind have been made to you by any person or entity whatsoever to cause you to sign this Agreement, and that you fully understand the meaning and intent of this Agreement.

17.    North Carolina state law governs the interpretation of this Agreement and applies to claims for breach of it, regardless of conflict of laws principles, unless prohibited by law. Any dispute arising under or in connection with this Agreement or related to any matter that is the subject of this Agreement shall be subject to the exclusive jurisdiction and venue of the state and/or federal courts located in Charlotte, NC, unless prohibited by law.

18.    If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, void, or unenforceable, such provision shall be of no force and effect and shall not impair the enforceability of any other provision of this Agreement, except that if Section 5, including Attachments A or B, are held to be illegal, void, or unenforceable, whether in whole or in part, this Agreement shall be voidable by Brighthouse.

Signed:

/s/ Peter Carlson		June 5, 2018
Peter Carlson		Date

Brighthouse Services, LLC

By:	/s/ Vonda Huss	June 8, 2018
Name:	Vonda Huss	Date
Title:	Chief Human Resources Officer